Birch Mountain Announces 3 Key Appointments

CALGARY, January 11, 2005-Birch Mountain Resources Ltd. (BMD: TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Company") has appointed 3 key people to help advance the Company's limestone development in northeastern Alberta: Larry Shelley as advisor to the Board, Russ Gerrish as Vice President - Engineering & Operations, and Hansine Ullberg as Vice President - Finance & Chief Financial Officer (CFO).

"We are delighted to have three very experienced people join our team," said Doug Rowe, President of Birch Mountain. "This is a key step in building up the organization required to develop our limestone projects serving the oil sands industry in the Fort McMurray region".

Larry Shelley, CA, brings a wealth of expertise that will assist Birch Mountain in setting our strategic direction and meeting evolving financial disclosure and governance requirements in Canada and the U.S. in anticipation of the Company's listing on AMEX. Recognized for providing expertise in corporate finance, audit and tax to a wide range of companies and organizations over the last 20 years, Larry founded Barr Shelley Stuart and Tamarack Group Ltd. The founder and director of several other successful public and private firms, Larry now has his own consulting firm and is enrolled in the Directors Education Program, Rotman School of Management.

A recognized expert on the aggregate industry in Western Canada, Russ Gerrish, P.Eng., has been instrumental in advancing Birch Mountain's plans to initiate aggregate production at the Muskeg Valley Quarry. Over the past two years, Russ has worked closely with Birch Mountain, advising on testing, quarrying, processing and marketing of aggregate in the Athabasca oil sands region. Russ has 27 years of experience in engineering management and consulting, aggregate exploration, and mine planning/implementation related to aggregates, asphalt and ready-mix concrete. As Vice President - Engineering & Operations, Russ will spearhead Birch Mountain's work to bring the Muskeg Valley Quarry into production in 2005 and take the lead role in marketing concrete and construction aggregates to the oil sands industry and other users in the region.

Hansine Ullberg, CA, brings 12 years of experience in financial reporting, modeling and management along with specialized skills gained from working in public and private companies. Ms Ullberg has held the positions of Director of Finance for The Calgary Flames, Vice President of Finance and Administration for Alterna Technologies Group Inc., Divisional Controller for Barton Instrument Systems, and Manager of Accounting and Auditing for Ernst and Young. Hansine has a Bachelor of Commerce (Honours) and Masters of Accountancy from the University of Manitoba and obtained her CA in 1996.

Don Dabbs, Birch Mountain's CFO prior to Hansine's appointment, will continue as Senior Vice President and Director of the Company. "I am very pleased to have Hansine as CFO," says Don. "She has the credentials and experience to ensure that the Company meets the increasingly complex financial and regulatory reporting, enabling me to concentrate on industry, government and community relations, essential to obtaining the required environmental and regulatory approvals to develop our aggregate and quicklime operations." Prior to co-founding Birch Mountain, Don spent more than 20 years in environmental consulting, primarily in the Fort McMurray area.

Formed in 1994, Birch Mountain is an Alberta-based company that holds industrial and metallic mineral rights to more than 277,500 hectares (675,000 acres) covering a wide area from Fort McMurray to the northern edge of the Athabasca oil sands deposit. The Company is on schedule to start aggregate operations at our Muskeg Valley Quarry in 2005, to be followed in 2006 with the larger Hammerstone Project, which will include an 1150-hectare quarry supplying construction aggregate and calcinable limestone to a quicklime plant we plan to have operational in 3 years. Birch Mountain has 65.3 million shares outstanding, 74.9 million fully diluted.

In connection with these appointments, Birch Mountain has granted 200,000 stock options to Hansine Ullberg and 200,000 stock options to Russ Gerrish, with an exercise price of $2.35, exercisable for a period of five years.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Vice President & Director	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980 Fax 973.912.0973
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.